EXHIBIT 99.1

Equinor ASA: Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 14 May 2021 for use in the group’s share saving plan have on 20 May 2021 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 10,393,765 shares.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act